UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


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                                                          COMMISSION FILE NUMBER
                                                          0-10696
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                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(CHECK ONE): ( ) FORM 10-K ( ) FORM 20-F ( ) FORM 11-K ( X ) FORM 10-Q
 ( ) FORM N-SAR

     FOR PERIOD ENDED: March 31, 1996

     ( ) Transition Report on Form 10-K

     ( ) Transition Report on Form 20-F

     ( ) Transition Report on Form 11-K

     ( ) Transition Report on Form 10-Q

     ( ) Transition Report on Form N-SAR


     For the Transition Period Ended:________________________________


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Read attached  instruction (on back page) Before Preparing Form. Please Print or
Type

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
================================================================================

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


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PART 1 - REGISTRANT INFORMATION

LogiMetrics, Inc
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Full Name of Registrant

N/A
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Former Name if Applicable

121-03 Dupont Street
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Address of Principal Executive Office (Street and Number)

Plainview, NY 11803
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City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and








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[ ] (c)  The  accountant's  statement  or  other  exhibit  required  by  Rule
         12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period (Attach Extra Sheets if Needed)

The Company appointed a new President and a new Chief Financial Officer during the quarter ended March 31, 1996. In addition, as described in Part IV, Item (3) hereof, during the quarter ended March 31, 1996, the Company recognized a significant charge in connection with a restructuring program. Each of these events have caused delays in the tabulations and preparation of the financial data required to be included in the Company's Form 10-QSB.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   Russell J. Reardon                       516                349-1700
- ---------------------------------------- ------------     -------------------
   (NAME)                                (AREA CODE)     (TELEPHONE NUMBER)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).


                              ( X ) Yes  (  ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                              ( X ) Yes  (  ) No

If so, attach an explanation of the anticipated change, both narratively or quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



      During the quarter ended March 31, 1996 the Company implemented a restructuring program designed to enhance overall competitiveness and profitability by focusing the Company's efforts on telecommunications products. The program resulted in a charge of $1,376,000.






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                                LogiMetrics. Inc.
                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 1996          By:/s/ Russell J. Reardon
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                                  Russell J. Reardon,
                                  Chief Financial Officer